March 6, 2007

William Raike, President of
Raike Real Estate Management, Inc., Manager
WFG Real Estate Income Fund, LLC
117 Towne Lake Parkway, Ste. 214
Woodstock, GA 30188

     Re: WFG Real Estate Income Fund, LLC
           Amendment No. 1 to Offering Statement on
           Form 1-A
           Filed January 23, 2007
           File No. 24-10163

Dear Mr. Raike,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I – Notification

Item 1. Significant Parties

1.   We note the revised disclosure that you have no officers or directors. We also note that your general partner is Raike Real Estate Management. Please revise to clarify the natural person(s) who are your control persons.

2.   Please revise your disclosure to "list the full names and business and residential addresses" for persons listed in response to disclosure requirements of this item.

3.	We note your response to Item 1(d) and (e) that there are no record or beneficial owners of five percent or more of your securities. Please advise us of the number of securities holders you have.

4.	Please review Rule 405 of Regulation C and revise to identify your promoters.

Item 4. Jurisdictions in Which Securities Are to be Offered

5.	We note the disclosure in Item 4(a) that you plan to offer these securities in all states through underwriters, dealers or salespersons. Clarify the method by which you plan to offer such securities through these entities and specifically name the entities.

6.	Please list the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons, as required by Item 4(b).

7.	Item 4(b) request that you disclose the "method by which such securities are offered." You have responded to the request by disclosing that the manager will engage in offers and sales. It is not clear from your current disclosure what "method" will be used for each jurisdiction where you plan to offer these securities. Please revise to clarify. We may have further comment.

Item 5. Unregistered Securities Issued or Sold Within One Year

8.	We note that you were formed in December 5, 2005. We note your initial Form 1-A was filed on December 4, 2006. As such, all shares issued since your formation should be disclosed. Please revise to clarify how you were formed without creating any ownership interest and provide the basis under state law for the creation of the LLC without the issuance of securities. We may have further comment.

Offering Circular Model B

Item 1. Cover Page

9.	We note that the membership interests are offered on an "any or all basis." It is not clear what is meant by the phrase "any or all basis." Clarify if you mean this is a best-efforts offering with no minimum.

10.	We note the address of Raike Real Estate Management, your manager, disclosed here. It is not clear if that is also your principal executive offices address. Please revise to clarify. If this is not also the address for your principal executive offices, please include as required by Item 1(b) of Model B.

11.   Please revise to clarify if there is any minimum purchase requirement.

12.   Please revise to provide a clear description of the security you are offering as required by Item 1(d) of Offering Circular Model B to Form 1-A.

13.   We note the disclosure that subscriptions will be accepted through June 30, 2007 or until the offering is fully subscribed or otherwise terminated. Clarify, if true, that this is whichever occurs first. If not, explain the basis for this requirement, as this would not appear consistent with Rule 415(a)(2) of Regulation C.

14.   We note that the estimated offering expenses assume the sale of 1,000 units. Please explain why the offering expenses are dependent upon the number of units sold. We may have further comment.

15.   State the approximate date of commencement of the proposed sale to the public, as required by Item 1(j) of Model B.

16.   Please remove the fourth paragraph on page 2 or explain why such disclosure is required.

17.   We note the reference to inconsistencies between the subscription agreement or operating agreement and the disclosure in the Form 1-A and that the disclosure in the actual agreements will prevail. The disclosure in the Form 1-A should clearly disclose the material terms of these agreements and would therefore not be inconsistent with the disclosure in the agreements. Please advise or revise. We may have further comment.

Who Should Invest, page 5

18.   Please explain your statement that "payment for Interests purchased shall also constitute the investor's agreement that such investor will provide such written information and certifications with respect to any representation and warranty made by such investor as may be requested by or on behalf of the fund."

19.   We note the representations and warranties that (i) require the purchaser confirm that he/she has read the preliminary offering circular and has relied solely upon it; (ii) require investors confirm that they are aware of and have carefully read and considered matters in several sections of your circular and (iii) authorize the manager as the investor's attorney in fact to execute the subscription agreement and such other documents as may be required to carry out the business of the fund. Please advise us of the basis of making investors affirm the noted representation and warranties. If such representation and

warranties are required by state or other law, please substantiate such requirement.

20.   Please provide a more detailed discussion of the reference in representation (vi) as to the suitability requirements of this offering. Provide clear disclosure throughout the offering circular. Clarify the varying state law requirements, as investors will need to be aware of these requirements before making representations that they meet the suitability requirements. We may have further comment.

21.   We note the second paragraph on page 7. Please provide clear disclosure, if true, that this paragraph does not apply to situations where the company or its representatives provide information to the investor that is in addition to what is contained in the preliminary offering circular.

22.   Please revise the first paragraph on page seven to include the representation required by (vi) if you elect to retain the representation.

Summary of the Offering, page 8

23.   We note the disclosure that the "Fund offers Unit owners an opportunity to invest." Based on the noted language, it appears you are offering securities to current owners of outstanding units. Please revise to clarify.

24.   We note that the manager will make no initial cash contribution. Please revise to clarify if the manager has any ownership interest in you.

25.   You have a caption that is named "the manager and sub-manager." However, the narrative that follows does not discuss a "sub-manager." Please revise to clarify. Also, please state in this section that Raike Real Estate Management, Inc. has been inactive since its inception. See paragraph 11 in your response letter dated January 19, 2007.

26.   Please revise to briefly define the "10% Priority" that accompanies the securities you are selling.

27.   On page nine, you disclose the fund will invest in commercial and residential properties. You then disclose that you can invest in "other projects." If "projects" is defined as commercial and residential properties, it is not clear what is refereed to by your use of the term "other projects." Please revise to clarify your disclosure.

28.   Please explain the reference to investing with other "developers and sponsors."

29.   Please remove the reference to seeking "strong returns with moderate risk and low volatility" since you have not yet commenced operations.

30.   Please revise to elaborate on the "value added, opportunistic investment program" you plan to employ.

31.   Here or in the appropriate section, please revise to substantiate the claim that there are "market inefficiencies" that you will capture.

32.   We note the disclosure on page nine that the "diversity of the United States creates a varying and localized real estate cycle that requires creative investment formats to capitalize on opportunities." Please revise where appropriate to elaborate on the noted disclosure and explain how it is relevant to your business plan.

33.   We note your reference to an established network of local owner/operators and relationships with banks, trustees, law firms, portfolio servicers, title companies, etc. Please explain where you obtained the established network and who established the network.

34.   Under the caption of allocation of income and losses, you disclose that net income will be allocated to members on a per unit basis in each fiscal year. Under the caption distributions you disclosed that investment receipts will be distributed on a quarterly basis. Please revise to clarify when security holders will receive funds from you.

35.   There are numerous terms in this document that should be defined the first time it is used. Please revise your disclosure accordingly.

36.   If terms are meant to be used in their ordinary meaning, they should not be capitalized. Also we are not able to locate your cross reference to the glossary. Please see Section 3(A)(viii) of Industry Guide 5.

37.   This section is intended to be a brief summary written in plain English so that ordinary reasonable investors can understand your company and offering. As it is currently written, it appears that a reasonable investor would not be able to comprehend your summary section. Please revise to provide a summary of your company and the offering

38.   You disclose on page nine that the manager will receive no management fees. However, you refer to management fees throughout this document. In the appropriate section, please revise to clarify the arrangements regarding management fees.

39.   Please explain in clear terms how the various fees and distributions are allocated. For example, disclose whether the management fees and the 10% priority return are not paid for the 36 months after the offering, like the distributions. Clarify whether these amounts are accruing during the time period. Also, explain how the calculations of these various amounts are determined and allocated among the parties.

40.   We note the disclosure pursuant to the caption "fund expenses." It appears that the expenses listed appear to be all the possible expenses. Are there any expenses of the business that will not be funded by the Fund? If not, please revise to simplify the disclosure for investors' understanding.

Use of Proceeds, page 11

41.   Please disclose the use of proceeds and priorities of those uses if less than the maximum amount of the offering is sold. Provide columns showing gross proceeds, offering expenses, net proceeds and uses of net proceeds at the 25, 50, 75 and 100% sales levels.

42.   Please disclose the order of priority in which the proceeds will be used for sales below 25%.

43.   We note the statement that the table sets forth the estimated use of proceeds of the offering. If you retain the right to adjust the use of proceeds table you should provide clear disclosure of those circumstances where the use of proceeds would be adjusted and how they would be adjusted. Provide clear disclosure that adjustments will not be made except as clearly disclosed in this section. Provide similar revision to risk factor 12 regarding the manager's total discretion over the use of proceeds. We may have further comment.

44.   Discuss in greater detail the use of proceeds. Clarify the intent to invest in projects. Clarify any specific requirements or allocations.

Management Compensation, page 12

45.   Please revise to clarify what the manager's overhead allowance is paid towards. Does it go to the manager for its services? If so, please clarify.

46.   In connection with the preceding comment, we note that the fund will be responsible for all fund expenses included cost associated with fund investments and overhead expenses such as office and equipment rental properly allocable to the fund. You later disclose that there are cost to be covered by the overhead allowance and that any excess would be borne by the manager. Please revise to clearly disclose what is considered fund expenses and those that are covered by the manger and the overhead allowance.

47.   Please direct your attention to Item 506 of Regulation S-K and revise
accordingly. Please also see Section 4(D) of Industry Guide 5.

Allocations and Distributions, page 13

48.   Please revise to clarify the disclosure that the allocation to the manager
portion of the net income is "allocable to the capital account of each member."

49.   Please revise to clarify your use of the term "capital account." It is not clear
how each member "will be charged." Please revise to clarify.

50.   If true, please revise to clarify that allocations are made to accounts first and
that any receipt of the funds will take place in the form of distributions.

51.   Please revise to clarify if the manager has an account to which you will make
allocations.

52.   You disclose that the manager may waive any such allocation to the capital
account of any member, "on the size of the account based on the size of the
account." Please clarify how a waiver "on the size of the account based on the
size" is determined. Also, please to clarify your use of the term "manager" in
the last sentence of paragraph (ii) on page 13.

53.   Please revise to elaborate on the "marketable securities" that could be used as
a form of distributions.

54.   We note that the manager in its sole discretion determines the amount and
timing of distributions. Clarify whether this is separate from the 10% interest
return or whether this is the 60% remaining after the 40% net profits
allocation to the manager. Provide clear risk factor disclosure.

55.   We note the disclosure in paragraph (i) on page 14. Please revise to clearly
disclose by providing examples. For instance, it appears based on the
disclosure, if the offering is fully subscribed, then prior to the cutoff date,
there will be no allocations or distributions until you have net income of over
$5 million. If true, please revise to clarify.

56.   We note the disclosure in paragraph (ii) on page 14. Please revise to clarify if
the 10% per annum will accumulate during the 36 month period and the
period before 100% of a return on investment have been received by
members.

Conflicts of Interest, page 14

57.   We note the disclosure on page 14 you may invest in "projects" owned or
       controlled by the manager or its affiliates. Please revise to discuss the factors
       that would be used to determine investing in a project owned or controlled by
       your manager.

58.   In the appropriate section, please revise to discuss the properties owned by
       your manager or its affiliates that you could possibly invest in so that
       investors can fully understand the conflicts that exist.

59.   Please revise to clarify if the manager is engaged in, invests in, controls, or is
       affiliated with entities that are engaged in making similar investments to you.

60.   We note the disclosure on page 15 that the amount of compensation of the
       manager is not directly related to the economic performance of the fund. It is
       not clear how that is the case since the manager's allocation is based on net
       income. Please advise or revise.

61.   Please review Section 5 (B) of Industry Guide 5 and revise accordingly or
       advise why such disclosure is not needed.

62.   We note the reference to independent appraisals when deciding to invest in
       projects owned or controlled by the manager or its affiliates. Provide the
       disclosure from Section 5(A) that appraisals are only estimates of value and
       should not be relied upon as measures of realized value.

Fiduciary Responsibility of the Manager, page 15

63.   Please revise your introductory paragraph of this section to disclose that the
       area of law controlling the relationship between the manager and the investors
       in this offering is a rapidly developing and changing area of the law and
       investors who have questions concerning the duties of the manager should
       consult with their counsel.

Risk Factors, page 16

64.   This section should immediately follow the summary section, since that is
       considered the forepart of the offering circular. See Item 3(a) of Model B.

65.   We note the disclosure in the introductory paragraph that the following
       constitute "some" of the potential risks of an investment in you. This section
       should discuss all material risk. Please revise your disclosure accordingly.

66.   We note the disclosure in risk factor one that the manager does not have a record of prior performance. However, it appears that the control person of the manager does have a record of prior performance. Please revise your disclosure accordingly.

67.   In risk factor two we note that there is a possibility of "successors" to the manager. Please revise to elaborate on this aspect of your company in the appropriate section. Also in this risk factor, we note that investors should carefully evaluate the personal experience and business performance of the manager, its principals and the "financial condition" of the manager. Please revise to clarify if the financial condition of the affiliated entities of the manager is also relevant. If so, such financial condition should be discussed in this offering circular.

68.   In risk factor two, you disclose that investors have no rights to control affairs "except as specifically provided in the Operating Agreement." Please revise to clarify how many instances or rights investors have to control affairs.

69.   In the appropriate section, please revise to identify the "due diligence experts" referred to in risk factor four.

70.   We note the reference to "financing for a project" in risk factor five. Clarify the reference to "an insufficient amount of Units" sold in this offering. Please revise to clarify if you will need additional financing regardless of the level of subscriptions received in this offering.

71.   Please revise to remove the reference to the units being "registered" in risk factor nine. Revise similar disclosure throughout the Form 1-A. Also, we note that shares issued pursuant to Regulation A are freely tradable shares. Please provide a more detailed explanation of the limited transferability of these securities.

72.   We note the disclosure in risk factor 11 that it is "anticipated" that distributions will be made. Please revise to provide the basis for such anticipation.

73.   Please revise to clarify if there is any limitation to the manager's discretion to withhold distributions. In the appropriate section, please revise to clarify if the members' accounts continue to be allocated and cumulate net income even if the manager decides to withhold distributions.

74.   Please advise if the risk factors requested by Section 7 of Industry Guide 5 are applicable and should be disclosed in this document.

Management, page 19

75.   Please provide a detailed explanation as to why there is no Section 8 of
        Industry Guide 5 disclosure in this document or add such disclosure. We may
        have further comment.

76.   Please revise to disclose here the ownership of Raike Real Estate
        Management, Inc.

77.   If you elect to include disclosure of time periods that are not required by the
        form or Industry Guide 5, please revise to provide complete disclosure.
        Revise to identify all entities you make reference to in discussing William
        Raike's biographical information. For instance, if you elect to retain the
        associated with an NASD member in 1985 disclosure, please revise to identify
        that entity.

78.   It is not clear how the disclosure about the growth of Raike Financial Group is
        relevant to this offering. Please revise to clarify.

79.   Please revise to provide the citation to substantiate the disclosure that
        Woodstock Financial Group was picked as one of Georgia's Top 100 publicly
        traded companies.

80.   Please revise to discuss Mr. Raike's duties as "manager of National
        Development." Clarify if National Development is a similarly structured
        company to you. Please revise to clarify Mr. Raike has any ownership in
        National Development.

81.   Provide clear disclosure of all affiliates of Mr. Raike and/or Raike Real Estate
        Management Inc. We note the disclosure throughout the offering circular that
        you may invest in projects owned or controlled by the manager or its
        affiliates.

82.   Provide clear disclosure throughout the offering circular as to whether Mr.
        Raike is the sole officer and director of the Manager. If so, explain the
        references to "the officers and directors of the manager."

83.   It is not clear why there is no prior performance disclosure for National
        Development. Please advise.

84.   Please revise to elaborate on the "successful real estate investments" Mr.
        Raike has made and substantiate the claim that such investments were
        "successful." Define your use of the term "successful."

85.   Estimate the amount and percent of time the manager will devote to the
        company.

86.   Under the caption "by special consent," we note that members may, by special
        consent, require the manager to assign its entire interest "but not any interest it
        may have as a member in the fund." Please revise to clarify the interest the
        manager may have as a member.

87.   It is not clear why you have a caption titled "by members" even though such
        change in management still requires "special consent" as indicated at the
        bottom of page 20.

Business of the Fund, page 21

88.   Please review and revise your disclosure to provide the disclosure requested in
        Section 10 of Industry Guide 5.

89.   We note your response regarding Item 13 of Form S-11. Please revise to
        provide more specificity regarding the properties you will invest in.

90.   We note the disclosure that the fund "will provide equity financing,
        principally for the acquisition and development of undervalued" properties.
        Please revise to discuss if the fund will be in charge of the development of
        properties you acquire.

91.   Please revise to define your use of the term "undervalued." Clarify if that
        means you will only acquire undervalued properties.

92.   Please revise to provide a detailed discussion as to the "appropriate fit" you
        are looking for. Also, please revise to elaborate on the fund's "investment
        purposes."

93.   Please revise to clarify if the manager has already engaged in discussions with
        property owners and "other developers and owners."

94.   Please revise to fully discuss your "investment strategies" and policies. The
        current disclosure that you seek "strong returns" with "moderate risks and low
        volatility" is generic and could refer to any company. Please refer to Section
        10 of Industry Guide 5 and Item 13(a)(5) and (6) of Form S-11.

95.   We note the disclosure that "such specification of purpose shall not constitute
        a limitation on the powers of the fund to engage in any business permitted."
        This would appear to be a material risk that should be addressed in a risk
        factor. Please explain this reference in greater detail and any plans of the
        company to deviate from the business discussed in this offering circular. In

addition, please explain why you are not considered a blank check company in light of this disclosure that you may at the sole discretion of the Manager, change the investment objectives of the fund to any business permitted under the laws of the State of Delaware. We note that Form 1-A is not available to blank check companies. We may have further comment.

96.   Please confirm, if true, that the required disclosure by Section 11 (B) of Industry Guide 5 is not applicable.

97.   Please clarify the reference to investing in projects. Are you planning to acquire particular properties or are you referring to investing in the projects/investments of another entity, which would be essentially acquiring a security interest in the project. The current disclosure is unclear. We may have further comment.

Federal Income Tax Considerations, page 21

98.   We note the disclosure in the introductory paragraph that this section contains a description of "certain" federal income tax considerations. This section should discuss all material tax aspects of an investment in you. Please refer to Section 12 of Industry Guide 5 and revise your disclosure to confirm that you have discussed all material tax aspects.

99.   At the top of page 22, we note the disclosure that the "manager does not intend to seek or receive an opinion of counsel." Please review Section 12 of Industry Guide 5 and revise your disclosure accordingly. In addition, we note the legality opinion has been filed as an exhibit as part of the tax opinion.

Summary of the Operating Agreement, page 24

100.   We note that members have a "limited right to vote." Please revise to discuss those rights and explain how they are limited and those circumstances when they would have the right to vote.

101.   Please revise to briefly discuss the circumstances where a member would be required to return distributions here.

102.   Please revise to briefly discuss the manager's rights and powers. Disclosing that it has such rights "as set forth in the operating agreement" does not adequately discuss its rights and powers.

103.   Under the caption "restriction on transfer", it is noted that the manager has "sole and absolute discretion" to withhold consent to a transfer by a member. Please revise to clarify if the "absolute discretion" is subject to the beliefs/factors that follow the noted disclosure. For instance, if all three

factors are not at issue in a request to transfer, does the manager still have the discretion to withhold consent?

104.   In discussing the "term of fund" on page 27, please revise to disclose the expiration date.

105.   Please revise to clarify if there is any limitation on the level of reserves the manager can establish.

106.   Under the caption "dissolution of fund," please revise to briefly discuss Article IV of the operation agreement so that investors can understand the priority of distribution.

107.   Please revise to elaborate on the power of the manager to dissolve the fund.

108.   Please revise to clarify the significance of the "schedule of members" which the manager may amend at any time.

109.   Under the caption "meeting of members," please revise to disclose the "minimum number of votes necessary" to authorize an action.

Reports to Members, page 28

110.   We note that summary financials will be provided on a quarterly basis. Please revise to explain what will be contained in the summary financials.

111.   Please review Section 15 of Industry Guide 5 and revise your disclosure accordingly.

Industry Data, page 29

112.   Please revise to clarify how the disclosure in this section is specifically relevant to your business operations. Of the cities and area listed in this section, revise to clarify which areas you are focusing on.

113.   Please revise your citations so that ordinary investors can understand them.

114.   We note the reference to projected growth in North Carolina at over 5%. Please revise to clarify the time period addressed by the projection. Also, since the information is from an article over 12 months ago, please revise to clarify the relevance here.

115.   Please provide the source of the disclosure referring to expectations of construction demand in Virginia.

The Offering, page 30

116.   Please revise to clarify the time frame the termination date may be extended
        by.

117.   Please revise to disclose the time frame by which the manager may accept or
        reject a subscription.

118.   We note the statement that the subscription is not subject to termination by the
        investor. Advise us how, under applicable state law, the offer to subscribe to
        purchase shares can legally be an <u>irrevocable</u> offer to purchase those shares.
        We may have further comment.

Redemptions, page 30

119.   Please revise to discuss here and in the section that summarizes the operating
        agreement the material aspects of the redemption provision.

Plan of Distribution, page 33

120.   Please revise to briefly outline the method by which you will sell your
        securities.

121.   Please revise here to identify all individuals and entities that may participate
        in the offering and sales of your securities in this offering and if such persons
        participation is consistent with Rule 3a4-1 of the Exchange Act of 1934.

Summary of Promotional and Sales Material, page 33

122.   This section is intended to be a summary of sales materials, including
        meetings and seminars. The current disclosure is just a repeat of what is
        already disclosed in the summary section earlier in the document. Please
        revise to remove the repetitious disclosure. Please review Section 19 of
        Industry Guide 5 and revise your disclosure accordingly.

Additional Information

123.   We note your statement that the offering circular includes forward-looking
        statements under the Securities Act of 1933 and the Securities Exchange Act
        of 1934. Be advised that Section 27A(b)(1)(C) of the Securities Act and
        Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the
        safe harbor for forward looking statements does not apply to statements made
        by companies that are not reporting companies under section 13(a) or 15(d) of
        the Securities Exchange Act. Please explain supplementally or either:

- delete any references to the Private Securities Litigation Reform
  Act; or
- make clear, each time you refer to the Litigation Reform Act, that
  the safe harbor does not apply to your company.

General

124.   Please revise to provide the disclosure required by Items 6 and 10 of Model B
       or advise.

125.   Please provide a separate page for Part F/S and disclose on that page that
       financial statements of the fund have been omitted because the Fund has not
       been capitalized and has no (or nominal) assets or liabilities. Any contingent
       liabilities and commitments should be described in sufficient detail. Expand
       the Model B Cross References to include a reference to Part F/S and the
       explanatory page in the Offering Circular.

126.   Please note that the offering circular is part two of the Form 1-A you are filing
       with us. As such, file all three parts of your Form 1-A together.

127.   Please include the signatures as required by Form 1-A.

Letter from Geoffrey Chalmers dated January 19, 2007

128.   We also note that the legality opinion states that "membership interests to be
       sold by the fund will be validly issued and fully paid." Please revise to clarify
       if the units being sold will be validly issued, fully paid and non assessable
       when issued by the company. Also, add clear disclosure as to the number of
       membership interests to be offered by the company and that are being opined
       upon.

129.   Please have counsel revise your legality opinion to indicate that it opines upon
       Delaware law including the statutory provisions, all applicable provisions of
       the Delaware constitution and all reported judicial decisions interpreting those
       laws.

130.   We note the sentence that your counsel is member of the bars of
       Massachusetts and New York and that the opinion only covers those states'
       laws. Please have counsel revise the legality to remove the noted
       qualification. Also, we note that the "letter is limited to matters of Federal
       securities law only. . . ." Please have counsel revise to remove the noted
       limitation.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the qualification date of the pending offering statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the offering statement qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the offering statement qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the qualification of the offering statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the qualification date of the offering statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the qualification date.

Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested qualification date.

You may contact Maureen Bauer (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

Cc: Geoffrey Chalmers
      Fax # 617-227-3709